

05041779

SEC[illegible] COMMISSION
Washington, D.C. 20549



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53346

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EHRENKRANTZ KING NUSSBAUM, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 OLD COUNTRY ROAD - SUITE 210
(No. and Street)

GARDEN CITY (City) NY (State) 11530 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GLASSER & HAIMS, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

99 WEST HAWTHORNE AVENUE (Address) VALLEY STREAM, (City) N.Y. (State) 11580 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL P. BENVENUTO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EHRENKRANTZ KING NUSSBAUM, INC., as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chief Financial Officer

Title

Notary Public

ARTHUR E. KENTS
Notary Public, State of New York
No. 01KE6116159
Qualified in Queens County
Commission Expires Sept. 20, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

--oOo--

STATEMENT OF FINANCIAL CONDITION

OF

EHRENKRANTZ KING NUSSBAUM, INC.

DECEMBER 31, 2004

--oOo--

GLASSER & HAIMS, P. C.
CERTIFIED PUBLIC ACCOUNTANTS

GLASSER & HAIMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
99 WEST HAWTHORNE AVENUE
VALLEY STREAM, N.Y. 11580

ALVIN M. GLASSER, C.P.A. (516) 568-2700
IRWIN M. HAIMS, C.P.A. FAX (516) 568-2911

INDEPENDENT AUDITOR'S REPORT

EHRENKRANTZ KING NUSSBAUM, INC.
600 Old Country Road - Suite 210
Garden City, N.Y. 115302

We have audited the accompanying statement of financial condition of EHRENKRANTZ KING NUSSBAUM, INC. as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents in all material aspects, the financial position of EHRENKRANTZ KING NUSSBAUM, INC. as of December 31, 2004.

Very truly yours,

Glasser & Haims CPA. P.C.
GLASSER & HAIMS, C.P.A. P.C.

Valley Stream, N.Y. 11580
February 22, 2005

EHRENKRANTZ KING NUSSBAUM, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

1.	Cash in banks		$3,123,806
2.	Receivables from brokers or dealers		
	A. Clearance accounts	$ 300,000	
	B. Other	5,000	305,000
4.	Securities owned at market value		
	D. Other securities		739,642
5.	Securities not readily marketable		866,751
10.	Furniture and equipment (net)		34,768
11.	Other assets		
	Advances	$ 179,101	
	Loans receivables	40,500	
	Prepaid expenses	217,547	437,148
12.	TOTAL ASSETS		$5,507,115

LIABILITIES AND OWNERSHIP EQUITY

14.	Payale to brokers or dealers	
	B. Other	$ 27,658
16.	Securities sold not yet purchased	323,000
17.	Account payable, accrued liabilities, expenses, and other	2,588,924
20.	TOTAL LIABILITIES	2,939,582
24.	TOTAL OWNERSHIP EQUITY	2,567,533
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	$5,507,115

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS
ARE AN INTEGRAL PART OF THIS STATEMENT

GLASSER & HAIMS, P. C.
CERTIFIED PUBLIC ACCOUNTANTS
EHRENKRANTZ KING NUSSBAUM, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

NOTE 1 - ORGANIZATION

EKN Merger Corp., a Delaware corporation, was organized on January 16, 2001. EKN Merger Corp. became a wholly-owned subsidiary of JSM Capital Holding Corp. (a Delaware corporation) on February 21, 2001.

On February 22, 2001, Ehrenkrantz King Nussbaum, Inc. entered into a merger agreement with EKN Merger Corp. and JSM Capital Holding Corp. pursuant to which Ehrenkrantz King Nussbaum, Inc. would be merged into EKN Merger Corp. for a purchase price of Seven Hundred Thousand ($700,000.00) Dollars. This occurrence closed on July 31, 2001, at which time EKN Merger Corp. changed its name to Ehrenkrantz King Nussbaum, Inc. and commenced operations on August 1, 2001 under that name. The predecessor company changed its name to Ehrenkrantz King Nussbaum. At that time the existing stock of Ehrenkrantz King Nussbaum was cancelled and 100 shs. par value .01 was issued for the Seven Hundred Thousand ($700,000.00) Dollars, which became the capitalization of the new corporation. On October 8, 2001, the respondent corporation entered into a branch office agreement to acquire an existing office in Garden City, Long Island, New York. On October 22, 2001, respondent corporation acquired said branch office.

On January 9, 2002, JSM Capital Holding Corp. transferred 100% of the equity of Ehrenkrantz King Nussbaum, Inc. to Margate Capital Corp., who owned the branch.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Security transactions and the recognition of the related income and expenses are recorded on a trade date basis.

The corporation depreciates fixed assets under the income tax method. Depreciation of assets acquired, after any write-off under IRC section 179, is on the straight line method over its useful life. Leasehold improvements are amortized over 39 years.

EHRENKRANTZ KING NUSSBAUM, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004 (CONT'D.)

NOTE 3 - STOCKHOLDERS EQUITY - CAPITAL STOCK

AUTHORIZED:	
1,000 shs. - common - par value	- .01
ISSUED:	
100 shs. - common	$ 1.00
Amount paid in over par value	3,056,470.00
	3,056,471.00
DEFICIT	
Balance - December 31, 2004	(488,938.00)
	$ 2,567,533.00

NOTE 4 - COMMITMENTS AND CONTINGENCIES

The Corporation has been named in several arbitrations currently pending before the National Association of Securities Dealers. In the opinion of management and general counsel of respondent, these arbitrations are without merit and the Corporation intends to vigorously defend the arbitrations. The cases that have been settled during the year were settled for amounts that were less than the costs of defending the cases.

Respondent operates in premises rented by Wheatley Capital, Inc.

NOTE 5 - FINANCING

Margate Capital, Inc., the sole stockholder of respondent Corporation had a private placement of its stocks from which it raised additional capital. As reported in the December 31, 2003 report, on February 17, 2004 Margate made a capital contribution to respondent in the amount of $973,500.00. In addition during 2004 there were additional capital contributions from Margate in the amount of $384,900.00 for a total during 2004 of $1,358,400.00.

NOTE 6 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of the National Association of Security Dealers, the firm is subject to rule 15c3-1 of the securities and Exchange Commission with specific uniform minimum net capital firm's aggregate indebtedness, as defined, shall not exceed fifteen times net capital, as defined. At December 31, 2004 the firm's net capital ratio was 250% and exceeded requirements by $860,238.00.